Filed by The Boeing Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spirit AeroSystems Holdings, Inc.

Commission File No. 001-33160

Date: July 31, 2024

The following is the transcript of The Boeing Company’s earnings conference call and webcast held and made available on Boeing’s website on July 31, 2024. The speakers are identified therein.

*********

MANAGEMENT DISCUSSION SECTION

Operator: Thank you for standing by. Good day, everyone, and welcome to The Boeing Company’s Second Quarter 2024 Earnings Conference Call. Today’s call is being recorded. The management discussion and the slide presentation plus the analyst question-and-answer session are being broadcast live over the Internet. [Operator Instructions]

At this time, for opening remarks and introductions, I’m turning the call over to Mr. Matt Welch, Vice President of Investor Relations for The Boeing Company. Mr. Welch, please go ahead.

Matt Welch

Vice President-Investor Relations, The Boeing Co.

Thank you, Lois, and good morning, everyone. Welcome to Boeing’s quarterly earnings call. I am Matt Welch, and with me today are Dave Calhoun, Boeing’s President and Chief Executive Officer; and Brian West, Boeing’s Executive Vice President and Chief Financial Officer.

As a reminder, you can follow today’s broadcast and slide presentation at boeing.com. Projections, estimates, and goals included in today’s discussion involves risks, including those described in our SEC filings and in the forward-looking statement disclaimer at the beginning of the presentation.

We also refer you to the additional disclaimers related to the Spirit AeroSystems transaction at the beginning of the presentation, as well as the disclosures relating to non-GAAP measures in our earnings release and presentation.

Now, I will turn the call over to Dave Calhoun.

David L. Calhoun

President, Chief Executive Officer & Director, The Boeing Co.

Thanks, Matt. Good morning to all and thanks for joining us. First, you saw the news that the company has announced the appointment of Kelly Ortberg as my successor commencing August 8 of this calendar year.

As you know, the board conducted an extensive search process. It was led by Steve Mollenkopf. I am incredibly grateful to the way in which he conducted it, the extent to which he conducted it, and I am extremely confident in their selection of Kelly as the next leader for Boeing.

He’s had more than 35 years of experience in aerospace and is tremendously respected in the industry. I look forward to working with him to ensure a smooth transition.

I want to focus my upfront comments on the progress that we are making on our recovery as we strengthen our quality management systems and position the company in the best possible way as we move forward. Brian will cover the financials following my remarks.

As a company, we’ve been on a multiyear path to strengthen our safety and quality management systems. We’ve stressed our commitment to transparency every step of the way. The January accident, obviously, sharpened this focus, leading us to take multiple additional steps to improve the stability of our operation, including major elements of our supply chain.

First among our actions was to slow things down and control travel work, allowing our supply chain to catch up and provide the buffer we need to improve quality and stabilize deliveries going forward. Our second quarter financial results reflect the reality of that continuing recovery post the Alaska accident. We’re committed to doing all of the work necessary to ensure Boeing is the company the world needs it to be, safe and predictable.

Over the last seven months, we’ve made meaningful progress toward that goal. At the end of May, we provided our comprehensive safety and quality plan to the FAA, which continues to provide strong oversight of the delivery process.

The plan notes our key performance indicators by which we and our regulator will monitor the health and the quality of our production system. These measures include employee proficiency, notice of escapes, supplier shortages, rework hours, travelers at factory rollout, and ticketing performance.

All these key performance indicators, KPIs, are established and operationalized across our BCA airplane programs, and they provide real-time insight to support stability, quality, and safety. We are seeing improved performance across a majority of the metrics and remain confident in our ability to meet these KPIs as we expand production.

An important element of this plan is the control limits we’ve established by which the FAA and, more importantly, our own team hold ourselves accountable. Furthermore, our plan doubles down on four key investments: workforce training, simplification of manufacturing plans and processes, eliminating defects, and elevating our safety and quality culture.

We continue to seek feedback from our employees, from our customers, our regulators, policymakers, shareholders, and many others as we move forward.

One of the most important actions we took was the transfer of our Renton fuselage inspection process to Wichita. On-site Boeing inspectors at Spirit increased by almost 3 times the number that we had before January, and defects we initially caught and reworked in Renton are now caught and reworked in Wichita.

While this dramatically reduced the number of clean fuselages coming from Spirit in the first few months, we have seen steady improvement ever since. The improvements in quality have significantly improved our Renton flow times over that same period.

While our focus remains on our factories to ensure we can meet our customer commitments, we are also making important progress on our development programs, including the 737-7, the 737-10, and our 777X.

Most notably, this month, we received type inspection authorization, TIA, for the 777-9 and began cert flight testing with FAA personnel onboard the aircraft. Our team has put the 777-9 test fleet through more than 1,200 flights, 3,500 flight hours across a wide range of regions and climate condition, and the certification of flight testing will continue validating the airplane’s safety, reliability, and performance.

In addition, we’ve identified an engineering solution for the engine inlet, anti-ice system for in-production aircraft that will be implemented and certified in 2025 to support the first delivery of our 737-7 and 737-10 in the MAX family.

A comment on Boeing Defense, Space & Security performance. Clearly, the results this quarter are disappointing. Brian and I have mentioned before that we expected the fixed-price development programs to remain bumpy until we complete the development phase and transition to mature, long-term franchise programs.

Based on the lessons that we’ve learned in taking on these fixed-price development programs, we have maintained contracting discipline for all future opportunities. We remain cautiously optimistic about the long-term prospects of our defense business, and we believe we can progress toward a more historical level of performance over time.

Finally, Global Services remains a bright spot and continues to deliver solid results. We have a strong franchise, and the team remains dedicated to supporting our commercial and defense customers.

Before turning it over to Brian, let me touch on the recently announced agreement to acquire Spirit AeroSystems. This is an important shift in strategic direction, and it would course-correct the decision made decades ago.

This planned acquisition is a very significant demonstration of our resolve to invest heavily in quality and safety, and to take the additional actions needed to reshape our company. As we have said, we believe this proposed deal is in the best interest of the flying public, in the best interest of our airline customers and the employees of Spirit and Boeing and the country more broadly.

By bringing in critical manufacturing work back within our four walls, we can unify our safety and quality management systems, and ensure our engineers and mechanics are working together as one team day in and day out. I’ll close with a comment to our employees.

Thank you for all that you do every single day. You care deeply about our mission, about our company, and about each other. Your passion, your resilience, and commitment are inspiring. This is a challenging period of time for all of us, there is no doubt, but I am confident, maybe more confident than I’d ever been, in our future because of you and thank you.

And, Brian, I’ll turn it over to you.

Brian J. West

Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.

Thanks, Dave, and good morning, everyone. Before jumping into the financial results, let me take a moment on our planned acquisition of Spirit AeroSystems.

On July 1, we announced a definitive agreement to acquire Spirit in an all-stock transaction worth approximately $4.7 billion, with a total enterprise value of approximately $8.3 billion. As our materials indicated, we expect the transaction to close mid-2025, subject to the satisfaction of customary closing conditions, including regulatory and Spirit shareholder approvals, as well as the sale of Spirit operations related to certain Airbus commercial work packages.

This agreement contemplates us acquiring substantially all Boeing-related commercial operations primarily consisting of the Wichita, Kansas; Tulsa, Oklahoma; and Dallas, Texas facilities, as well as other commercial, defense, and aftermarket operations that would further augment our capabilities and offerings across the portfolio.

Regarding the defense programs, we’re committed to working with Spirit, its customers, and the DoD to ensure continuity in order to support these critical missions. We continue to believe that this reintegration leverages and builds on our capabilities, supports supply chain stability, integrates critical manufacturing and engineering workforces, and allows for the ultimate unification of safety and quality management systems.

Fully aligning to the same priorities, incentives, and outcomes centered on safety and quality is in the best interest of our customers, the aviation industry, and all stakeholders, including the flying public. All of this demonstrates an ongoing commitment to aviation safety, quality, and stability.

Turning to the next page, I’ll cover the total company financial performance for the quarter. Revenue was $16.9 billion, primarily reflecting lower commercial delivery volume. The core loss per share was $2.90, reflecting lower commercial delivery volume and losses of $1 billion on fixed-price defense development programs, which I’ll get into later.

Free cash flow was a usage of $4.3 billion in the quarter, which was generally in line with the expectations shared in May. Results were impacted by lower commercial deliveries and unfavorable working capital timing. Turning to the next page, I’ll cover Boeing Commercial Airplanes.

BCA delivered 92 airplanes in the quarter. Revenue was $6 billion and operating margin was minus 11.9%, primarily reflecting lower deliveries and expected higher period costs, including R&D. The backlog in the quarter ended at $437 billion and includes more than 5,400 airplanes.

Last week’s Farnborough airshow continued to highlight the robust demand for our product lineup, as we announced orders and commitments for over 150 airplanes, including nearly 100 widebodies. Now I’ll give more color on the key programs.

The 737 program delivered 70 airplanes in the second quarter, including a meaningful step-up to 35 in June. July will be more or less in line with June levels despite normal seasonality. On production, we gradually increased during the quarter and still expect to be higher in the second half as we move to 38 per month by year-end.

We’ve reactivated the third line in our Renton factory, and monthly production improvement from high single digits at the end of the first quarter to roughly 25 in June and July. As Dave noted, the factory is currently operating within or near the KPI control limits laid out with the FAA as part of the safety and quality plan. The factory is operating with all fully inspected fuselages today, and near-term production will continue to be paced by fuselages from Wichita.

More broadly on the master schedule, we continue to make adjustments as needed and manage supplier-by-supplier based on inventory levels. Our objective remains to keep the supply chain paced ahead of final assembly to support stability and minimize traveled work.

The quarter ended with approximately 90 737-8s built prior to 2023. The vast majority for customers in China and India. This is down 20 from last quarter’s value, and we expect approximately 10 more delivered in the month of July.

We still expect to deliver most of these airplanes by year-end as we work towards shutting down the shadow factory. Regarding the 737-7 and the 737-10 models, inventory levels remain stable at approximately 35 airplanes, and the certification timelines remain unchanged.

On the 787, we delivered nine airplanes in the quarter. Although the quarter was impacted by lower production, seat delays, and other delivery timing items noted previously, we’re starting to work through these issues and delivered six airplanes in July. The program produced below five per month in the quarter as expected, and still plans to return to five per-month by year-end.

We ended the quarter with around 35 airplanes in inventory built prior to 2023 that required rework, which continues to progress steadily. We still expect to finish the rework and shutdown the shadow factory by year-end with most of these airplanes delivering this year.

Finally on the 777X program, as Dave noted, we took a very important step on the certification timeline earlier this month as the program obtained type inspection authorization and began FAA certification flight testing. We’ll continue to follow the lead of the FAA as we progress through the certification process and still expect first delivery in 2025.

Inventory in the quarter grew approximately $800 million, in line with recent quarterly trends, and will continue to grow as we move towards entry into service, as we previously contemplated. Moving on to the next page, Boeing Defense and Space.

BDS booked $4 billion in orders during the quarter, including capturing an award from the US Air Force for seven MH-139 helicopters and the backlog ended at $59 billion. Revenue was $6 billion, down 2%, driven by fixed-price development losses, and BDS delivered 28 aircraft in the quarter, including the first CH-47F Block II Chinook to the U.S. Army. We took $1 billion loss on certain fixed-price development contracts in the quarter, and operating margin was minus 15.2%.

In late May, we indicated that margins would take a step back and be negative due to a couple of things. First, the deliberate slowdown of the Puget Sound factories has impacted the derivative programs. Specifically, a $391 million loss on the KC-46A Tanker, as well as margin compression on the profitable P-8 program.

Second, we’ve seen additional fixed-price development cost pressures resulting in additional losses on T-7A, VC-25B, and Commercial Crew, primarily related to higher estimated engineering and manufacturing costs and inefficiencies associated with meeting certain technical requirements. Given the fixed-price nature of these contracts, we continue to be transparent about impacts as we work to stabilize and mature these programs.

While acknowledging these are disappointing results, these are complicated development programs and we continue to put milestones behind us and remain focused on retiring risk each quarter, and ultimately delivering these mission-critical commitments to our customers.

Stepping back, the game plan to get BDS back to high single-digit margins in the medium to long term remains unchanged. The core business remains solid, representing approximately 60% of our revenue and performing in the mid-to-high single-digit margin range. The demand for these products continue to be very strong, supported by the geopolitical threat environment confronting our nation and our allies.

On the 25% of the portfolio primarily comprised of fighter and satellite programs, the quarter again saw improved margin trends as we continue to make important progress, including delivering our eighth F-15EX aircraft to the U.S. Air Force, which enabled the program to achieve its initial operating capability milestone in July. We still expect to return to strong historical performance levels as we roll to new contracts with tighter underwriting standards.

Overall, the defense portfolio is well-positioned for the long term. There’s strong demand across the customer base, the products are performing well in the field, and we’re confident that our efforts to drive execution and stability will return this business to performance levels that our investors will recognize. Moving on to the next page, Boeing Global Services.

BGS continued to perform well in the second quarter, delivering very strong results across a globally deployed team that is focused on supporting its customers on both the defense and commercial sides. They received $4 billion in orders, and the backlog ended at $19 billion. Revenue was $4.9 billion, up 3%, primarily on higher commercial volume. Operating margin was 17.8%, down slightly compared to last year, but still strong performance.

In the quarter, BGS secured an Apache performance-based logistics contract from the U.S. Army and captured FlightDeck Pro service contracts with Hainan Airlines and Ryanair. Importantly, BGS continued to deliver very strong operating margins for the first half of the year, matching the record levels from 2023.

As a terrific franchise that’s setup for years to come, the team is focused on profitable, capital efficient, high IP offerings, and we still expect it to grow at solid mid-single-digit revenue levels and throw out mid-teen margins with very high free cash flow conversion.

Turning to the next page, I’ll cover cash and debt. On cash and marketable securities, we ended the quarter at $12.6 billion, reflecting the $10 billion issuance of new debt in May, partially offset by the use of free cash flow in the quarter. The debt balance increased to $57.9 billion, driven by the new debt issuance. We continue to maintain access to $10 billion of revolving credit facilities, all of which remain undrawn.

The deliberate actions we’re taking demonstrate our commitment to improve safety and quality, and we continue to manage the business with a long-term view. We acknowledge the impact these actions are having on calendar year cash flows, so let me provide some additional context on near-term expectations.

While commercial production and deliveries are improving, additional losses in BDS and working capital timing continue to weigh on near-term cash flow. Inventory will remain a near-term headwind as we prioritize supply chain stability to support future rate increases. And advance payments will take time to improve as we stabilize production and improve predictability of deliveries to our customers.

Given these near-term working capital pressures, third quarter is expected to be another use of cash. We expect these working capital timing impacts will begin to unwind as deliveries and production stabilize later this year.

On the free cash flow outlook for the year, we are now expecting a larger use of cash than previously forecasted. As you know, operating leverage in our business is meaningful, and as we ramp up deliveries, free cash flow will grow. We are deliberately investing today and taking the time necessary to get it right to ensure we’re positioned to ramp production in a more predictable and stable fashion.

We remain committed to managing the balance sheet in a prudent manner, with two main objectives. First, prioritize the investment grade rating; and second, allow the factory and supply chain to reset. Both of which were supported by our decision to acquire Spirit with all-stock financing.

We’ll continue to actively monitor our liquidity levels and as needed, we’ll supplement our liquidity position with these two objectives in mind. We’re confident that over time, the business performance and capital structure will return to levels fully aligned with an investment grade profile.

Looking forward, we’re taking the time now to ensure that our BCA factories are positioned to ramp production in a stable fashion for years to come.

We’ll also continue to make progress on other important objectives, including shutting down the shadow factories, maturing and derisking the defense fixed-price development programs, and building on the continued strong results and services. Entering 2025, we’ll be in a much stronger position because of the work we’re doing now.

As noted in the Commercial Market Outlook published this month, we continue to see robust demand and the fundamentals are there for the next 20 years, where we expect the global fleet to almost double as nearly 44,000 new airplanes are delivered, with about half of those for replacement demand.

The commercial and defense markets we serve, along with our product portfolio, underpin our confidence as we manage the business today with a long-term view built on safety, quality, and delivering for our customers.

With that, let’s open up for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question will come from the line of Doug Harned from Bernstein. Please go ahead.

Douglas S. Harned Analyst, Sanford C. Bernstein & Co. LLC	Q

Good morning. Thank you. Now I wanted to understand a little bit about – so the process, the production process on the 787 and the 737, because you’re seeing this inventory build and it appears both from suppliers supplying at 38 a month now for the MAX, and five to six a month for the 787.

On that end, I expect you’re having inventory build. And then on the other end, difficulty with seats, so you have things coming off the line and some of the inventory to China as well. It’s difficult to get out of there. Can you talk about how you think of managing this inventory on both ends, given the production process or ramp that you’re on right now?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Yeah, thanks, Doug. The question, the inventory build is right in front of us as we make this investment for stability. The way I would think about going forward, we were on the 737 to start with. Our delivery rates in April/May were in the mid-teens. June we did 35. July we’ll do somewhere in that zip code. So, we are seeing demonstrated progress as we continue to move forward in Renton to stabilize and get better.

So, the progress evidence is there, and we expect that to continue as we move through the second half, and of course, then the inventory will begin to unwind. But it’s real predicated on the continued progress. And as I mentioned, that third line in Renton is a very big deal for us to get moving, as well as resuming deliveries to China. So, all those indications suggest that production’s moving in the right direction, we’re making progress, and the inventory will unwind.

On the 787, similarly, as I mentioned, second quarter we had nine deliveries. In July, we’ve already got about six. So, again, good progress despite having some real supply chain constraints, as you mentioned. Those constraints aren’t going to go away immediately, but they’re going to get better. We’ve got a game plan in place, and we do believe that we’ll get to that five per month as we get to the end of the year. And again, that inventory will liquidate as production performance improves.

Douglas S. Harned Analyst, Sanford C. Bernstein & Co. LLC	Q

And if I can just follow up on that. You all have talked about the bottleneck – chief bottleneck I believe – being the fuselage deliveries from Spirit. So, as you bring that third line on, how does this work? It didn’t seem like it was final assembly that was the bottleneck before. So, how does that help you? Is Spirit at a point now where it’s your capacity that is the limiting factor?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

So, Spirit’s done a very nice job. We watch it very closely, but they’ve had a nice, steady improvement. They’re ramping their way up. We’ve got confidence in Pat and the team, and we believe that we will be able to fill that third line and we believe that we’ll be able to get to that 38 per month as we get to the back half of the year.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Only thing I would add, Doug, is the third line, it also helps us with unforeseen issues, because it gives us flexibility across three lines as opposed to having to close two if we end up with a non-conformance somewhere. So, we are simply trying to overcapacitize to accommodate things that appear and steady our production.

Douglas S. Harned Analyst, Sanford C. Bernstein & Co. LLC	Q

Okay. Very good. Thank you.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Yes.

Operator: Thank you. Our next question is from Peter Arment from Baird. Please go ahead.

Peter J. Arment Analyst, Robert W. Baird & Co., Inc.	Q

Yes, good morning, Dave and Brian. Hey, Dave, thanks for calling out some of the KPIs that you were talking about. Obviously, they’re all super important. You said you’re getting some real-time insights on some of these metrics.

Maybe is there any color you can give us on what you’re seeing so far on the progress, whether it’s the notice of escapes or shortages or you talked about employee proficiency? Just trying to get ultimately what the metrics that – is there anything that’s a long pole in the tent that is holding back for rate increases and just the confidence around getting to that rate 38? Thanks.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Peter, thanks. Every metric gets better when you slow things down. So, yeah, I don’t want to kid anybody. The step we took to slow things down, it was very deliberate, very straightforward, and every metric benefits from that moment. So, we’ve had a step change improvement, traveled work, of course, being the big one.

And the way to measure traveled work, in my view – I think the view of our production team is when we get a clean fuselage and we move it through less than half the flow time it would have taken in its prior state, that reduces everything, and the reason is you don’t have traveled work. You don’t have defects from moving down the line. You don’t have any of that stuff.

So, we’ve been a beneficiary of a step change on that front, and we’re now at the stage where we’re only getting clean fuselages, whereas in the first two quarters, we were managing a mix of the prior regime and what we’re getting now. So, anyway, that’s the big proxy for the way things are going to move forward and are moving forward.

You’ll know when we get out of kilt on any one of those metrics. I don’t think any of them are going to stop us from the plans that we’ve announced and our expectations as we approach year-end. Probably the one we’ll all just keep our eye on is the traveled work scenario. We cannot allow ourselves to get back into a scenario where we’re traveling things too far down the line, and we’ve got a lot of controls in place, so that won’t happen.

Peter J. Arment Analyst, Robert W. Baird & Co., Inc.	Q

Appreciate it. Thanks, Dave.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Yeah.

Operator: Thank you. Our next question is from Sheila Kahyaoglu from Jefferies. Please go ahead.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

Thank you, guys, and good morning, Dave and Brian. Brian, this one’s for you. Maybe if we could just think about what’s the buffer on free cash flow and the cash balance. How do we think about tapping that RC if cash flows fall below $10 billion, which is what you’re suggesting in Q3? And do we think about Q4 as cash usage or generation? And what’s the cadence of inventories and advances maybe over the next two to four quarters, if you can?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Yeah, thanks, Sheila, for the question. So, the working capital drag has been pretty meaningful in the first and second quarter, and it’s the inventory, as well as the advances as deliveries have been lower.

Now, the third quarter is going to be a similar working capital drag as it was in the first and second quarter. Inventory will still be a headwind, albeit a smaller one, and the advance of timing will be an additional headwind, which, again, that will gradually improve over time with deliveries.

We’re seeing the customers are applying excess advances and lowering advance payments as they want to see delivery performance improve. So, we just got to deal with that timing, because once the factory moves and we start delivering, all that will unwind on both the advances and the inventory, but it is going to take us time to do that.

Now, in the third quarter, deliveries will be better, but we still have these working capital headwinds. In the fourth quarter, we’re going to have stronger deliveries. We’re going to have real working capital improvement. And I’d also mention that we’re going to have Tanker Lot 11 that we expect.

So, meaning these cash flows can move fairly meaningful quarter-to-quarter, and it’s all predicated on our ability to deliver and get the factory stable and getting it improved. So, that’s the way we’re thinking about the back half on cash.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

What’s the cash balance you feel comfortable with?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

We’ve always said $10 billion, but at any given moment if that kind of moves a little bit, given what’s in front of us, we can be comfortable. I think there’s a broader question around we’re constantly looking at liquidity. You saw that with what we did in May. You saw that in how we treated the Spirit transaction. So, right now, we’re comfortable with where we’re at and how we get to the end of the year.

Sheila Kahyaoglu Analyst, Jefferies LLC	Q

Thank you.

Operator: Thank you. The next question is from Myles Walton from Wolfe Research. Please go ahead.

Myles Walton Analyst, Wolfe Research LLC	Q

Thanks. Good morning. Maybe to follow up briefly on that. Brian, can you comment on the abnormality of those advanced payments? You mentioned some are applying previous prepayments to the current profile and some are basically deferring their payments until they see better performance.

Can you categorize where you are on advances? Have you over-collected in the past and therefore, were in a divot? Are you under-collecting now, and there’ll be an actual beneficial recovery, if you will, at some point in the nearer term?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

So, both in answer to your question. We do have the excesses that people are applying, as well as people are withholding the PDPs until they get that delivery schedule more stable, so it’s both. You saw in the quarter that we had a pullback of about $1 billion on the advanced balance.

Those two things are both happening in that balance, and we expect that in the second half to continue, but when we start to deliver, with predictability, all that will begin to unwind. So, this really is timing and the timing over quarters is our best guess and it’s all, again, predicated on our ability to get deliveries in a different position.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

And the overarching opportunity for us is still the shortage of airplanes and the demand scenario. So, this isn’t a soft spot in the market, where people are trying to sort of get something, create a fundamental change. This is short-term management, which we all understand and we’re trying to accommodate, but the demand is still so strong for airplanes that that provides the incentive for everybody to want to get us money so they can get their plane.

Myles Walton Analyst, Wolfe Research LLC	Q

And on advances, on 777X to offset that $800 million quarter inventory growth, is that a material offset to the $800 million or is $800 million more or less the net 777X performance that we’re seeing?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Yeah. The $800 million is really the inventory. Specifically, the advance was not meaningful at this moment. It’s the inventory that is the real one that we’re dealing with, which, again, is the investment in the entry-to-service.

Myles Walton Analyst, Wolfe Research LLC	Q

Okay. Thank you.

Operator: Thank you. The next question is from David Strauss with Barclays. Please go ahead.

David Strauss Analyst, Barclays Capital, Inc.	Q

Good morning. Thanks for taking the question. Brian, I know it’s difficult to put a fine point on the cash burn, but I guess for the full year, are you looking at a number closer to a $5 billion burn, or a $10 billion burn? That’s the first question.

And then, you’ve obviously said you’re prioritizing your investment grade rating. To the extent that you need more funding, do you expect the rating agencies to allow you to issue debt again and keep IG, or are you potentially thinking about having to do an equity offering? Thank you.

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Yeah, David, I’m just not smart enough at this moment to say whether it’s $5 billion or $10 billion. As you know, as we ramp deliveries, it’s pretty meaningful movement in our cash balance. So, I’m going to steer away from trying to get more specific. It will be a usage and we’re working our way through it and as we work through the timing elements, we know that as we moved forward, that’s going to go in the right direction.

In terms of the question around rating agencies, we are in regular conversations with all three rating agencies. They, like us, are all focused on the operating performance of the company, on our ability to generate free cash flow, and the absolute debt reduction, and we tell them what we continually said to everyone.

The investment grade is the number one priority. And as we regularly monitor our liquidity, if we are ever to bump up against maturities, we’re going to do what it takes to protect that rating, period. And we’ve been consistent since April 2020 on that front, and evidenced by the Spirit financing decision, so we stay ready, we stay agile. That rating is the priority.

David Strauss Analyst, Barclays Capital, Inc.	Q

Thanks very much.

Operator: The next question is from Jason Gursky with Citigroup. Please go ahead.

Jason Gursky Analyst, Citigroup Global Markets, Inc.	Q

Yeah, good morning, everyone. I just want to go back to the 777 for a minute and, Brian, maybe ask you to talk a little bit about the expected future burn on that program from a cash flow perspective in the quarters leading up to certification and initial delivery, and then a lot of that’s being driven by inventory, of course.

So, maybe as well talk about what the inventory burn looks like on the backside of that and kind of what you are expecting at this point from production when we get out in that 2025/2026 timeframe, and kind of what you’re thinking on deliveries out in that 2026 timeframe, given the backlog, assuming that you get the certification done there in 2025 and first deliveries get started. Thanks.

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Well, the good news on the last part of the question is the backlog is pretty robust and we just had some terrific performance in the airshow on the widebody front. I would say, in general the 777X cash is going to look similar to all the other development programs. We use cash prior to the entry in service. You’ve seen that. I talked about the $800 million this quarter. That’s been consistent, and that is all driven by the natural inventory build as we prepare for that entry in service.

Now, we also know that it will turn positive about a year after EIS as deliveries begin to ramp, and that’ll play out in a very normal way that most development programs play out. And yes, it’s going to be underwritten by that robust backlog that we have the high confidence in and the customers love the airplane. So, we feel pretty good and these are just investments in timing and over the long term, it’s going to be a great payoff.

Operator: Thank you. And our next question is from Kristine Liwag from Morgan Stanley. Please go ahead.

Kristine Tan Liwag Analyst, Morgan Stanley & Co. LLC	Q

Hey, Dave, Brian. On the IAM labor negotiations, can you provide an update on where you are? How far apart are you and the union and economics? And what operating contingencies are in place in case the union were to go on strike? Thanks.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Well, we’re definitely not planning on a strike, for starters. I can’t really – it’s too early to call out a gap analysis with respect to the puts and takes, because we’re too early in the process. And I like the framework, I like the investments that we want to make with respect to training and development of people. We know that asks will be big. We know wage asks will be big.

We’re not afraid to treat our employees well in this process. So, we’re just going to work as hard as we can not to have a strike. And anyway, this will be in Kelly and Stephanie’s backyard by the time we get to that negotiation. But as you know, as well as I do, until the last week is in play, you don’t know much. So, I’ll just leave it at that and try not to ,predict other than to tell you we have an express intent to not have to strike.

Kristine Tan Liwag Analyst, Morgan Stanley & Co. LLC	Q

Great. Thank you.

Operator: And thank you. The next question is from Cai von Rumohr from TD Cowen. Please go ahead.

Cai von Rumohr Analyst, TD Cowen	Q

Yes, thanks so much. So, production in July looked like it remained pretty depressed. In August, you basically have vacations. So, how should we think about the recovery in terms of production and deliveries? Because it looks like August isn’t that great.

And sort of related, a number of your suppliers who are going at higher rates than you are producing are talking about, they’re keeping some inventory there because you don’t pull it yet, and they’re asking you for advances. So, what are you having to do with your suppliers in terms of giving them a lifeline of some advances so that they can continue to produce, won’t have to cut back, and then ramp up later? Yeah. So, maybe talk about those two issues.

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

So, in terms of your question around the 737 rate ramps, keep in mind, beginning part of this year, we were very, very low production, like single-digit, and now we’re getting to the point in June/July where we’re kind of mid-20s. And August will likely be an improvement ahead of that, but then we’re going to have a nice, steady ramp through the back half of the year, again, predicated on a successful Line 3 being brought to bear and also the China resumption.

So, everything we see – we’ve got the labor, we’ve got the inventory, we’ve got the fuselages. It’s all lined up for us to continue to improve our delivery ramp, and that’s on us to go execute it. So, we feel good about the progress we’ve made and we’ve got proof points that says we’ve got a real ability to hit our 38 per month as we exit the year.

In terms of the discussion about the supply chain, they’re all unique. It’s one by one. We’re very careful to make sure that the way we’re trying to protect stability in our own factory, we’re trying to protect stability across the supply chain. And we do make certain moves here and there, probably Spirit’s the best example.

And we have to do that so that when we move through the course of this year and going forward, we do it in a very stable, predictable way with a supply chain that’s right there with us. Nothing that we see gives us any pause or concern. We’ve got all the assets and resources. We just have to start working our way through and delivering these airplanes for our customers.

Cai von Rumohr Analyst, TD Cowen	Q

So, collectively, if you add all of your advances to suppliers, have those peaked or are they continuing to move up?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

There’s not really a material change, Cai. Here and there, there might be some differences, but nothing material and nothing that’s not contemplated in our forward-look.

Cai von Rumohr Analyst, TD Cowen	Q

Thank you very much.

Operator: And our next question is from Seth Seifman from JPMorgan. Please go ahead.

Seth M. Seifman Analyst, JPMorgan Securities LLC	Q

Hey, thanks very much and good morning. Wanted to ask, on Spirit, which you mentioned on the last question, when you think about their ability to fund themselves through the close of this transaction in mid-2025, are you contemplating having to take any additional action to fund Spirit through close?

And then secondly, when you think about the investment plan for Boeing into Spirit, when Spirit is part of Boeing, what can you tell us qualitatively or quantitatively to characterize that investment plan to prepare Spirit for the rate ramp ahead?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

So, I’ll be careful not to speak for Spirit too much. On the other hand, they’re performing well. We expect them to continue to perform well, and we’ve got confidence that we’re going to get clean fuselages that helps coincide with our delivery schedule. So, we feel pretty good about where they sit and their continued performance, so nothing there gives us any concern at the moment.

And in terms of investing, we look forward to closing this acquisition. We look forward towards bringing them into the Boeing world, and we will not be shy or bashful with any investments that are needed or for long-term stability. We feel really good about what is in front of us on that front, and we can’t wait to close.

Seth M. Seifman Analyst, JPMorgan Securities LLC	Q

Great. Thanks very much.

Operator: Thank you. Our next question is from Noah Poponak from Goldman Sachs. Please go ahead.

Noah Poponak Analyst, Goldman Sachs & Co. LLC	Q

Hey, good morning, everyone.

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

Hey, Noah.

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Good morning, Noah.

Noah Poponak Analyst, Goldman Sachs & Co. LLC	Q

Can you talk a little bit more about the leadership decisions that you’ve made? I know Kelly has had a lot of experience in the industry, but kind of out of an operating role for a bit. What’s the potential for wanting to hit the reset button on a lot of the transitions you’re in the middle of right now versus ability to hit the ground running? And how should we think about Pat, Stephanie, other roles as you move forward here?

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Well, I’ll take a crack, and I’m not going to divulge anything that I’m not perfectly aware of. The board made this decision. Over the last nine months, when I think about the number of people they’ve called around the industry at the supply side, the buy side, the regulatory side, pretty remarkable. Thorough discussions. And at the end of the day, a couple of names surfaced and they landed on Kelly, and I could not be happier with the call, because I know Kelly.

I’ve been around Kelly. He’s a seasoned operator. He’s got experience. He knows what we do for a living, and he’ll bring that experience immediately to bear. So, I wasn’t really in the decision-making process, so I don’t want to kid you about that. On the other hand, where it ended up is, in my view, a very, very strong place.

And then with respect to Kelly, Kelly was quite informed about everything going on at Boeing, leadership team, et cetera. And anyway, I don’t think he’s coming in with a notion to want to change a lot of folks, and my guess is he’s going to put his arms around Stephanie and the rest of the team in a big way, and just try to support their work.

He knows full well that we’re in a recovery mode, and he knows full well we’ve got to complete the recovery mode and we’ve got to get to stable and move forward. So, that’s me talking, and anyway, I don’t think Brian’s going to add much to this, but I don’t think this is intended to be a large leadership overhaul.

Noah Poponak Analyst, Goldman Sachs & Co. LLC	Q

Okay. Brian, just a quick one. Do you have a number, whether billions of dollars or number of airplanes, how much inventory you hold that’s specifically from having the supply chain stay ahead of you?

Brian J. West Chief Financial Officer & Executive Vice President-Finance, The Boeing Co.	A

It’s not a number that we disclose. It’s not immaterial. The good news is, is that you see right there in the cash flow statement in total, that’s a big driver and the good news is that this is timing. This will unwind as we deliver airplanes for our customers, which we look forward to being able to do more predictably.

Noah Poponak Analyst, Goldman Sachs & Co. LLC	Q

Okay. Thank you.

Matt Welch Vice President-Investor Relations, The Boeing Co.	A

Lois, we have time for one final question.

Operator: Thank you. And that will come from Ken Herbert from RBC Capital Markets. Please go ahead.

Ken Herbert Analyst, RBC Capital Markets LLC	Q

Yeah, hey, good morning, Dave and Brian. Thanks for squeezing me in. I just wondered, Dave, maybe if you can provide a little bit more color on the certification timing on the 737-7 and the 737-10. I know it’s now 2025. You’re confident in the deicing certification, but can you give anymore granularity on how we think about that timing and some of the next milestones for those two particular variants on the MAX?

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Well, really the milestone is to complete the engineering work and make sure that it passes the certification test, et cetera. And it literally is that one discrete item that is the choke point, but high level of confidence that we’re going to complete that and probably complete the engineering well-before the end of the year, and we’ve got to get through the test certification work, and then we’re off. I don’t think there are any other sort of issues that we have to contend with, other than to get that done and prove it out.

Ken Herbert Analyst, RBC Capital Markets LLC	Q

So, first half 2025 sounds realistic?

David L. Calhoun President, Chief Executive Officer & Director, The Boeing Co.	A

Sounds realistic to me, but they’re in charge.

Matt Welch

Vice President-Investor Relations, The Boeing Co.

All right. Lois, everybody, that concludes our call. Thank you for joining.

Operator: Thank you. That concludes the call. Thank you for joining The Boeing Company second quarter 2024 earnings conference call.

*********

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “should,” “expects,” “intends,” “projects,” “plans,” “believes,” “estimates,” “targets,” “anticipates,” and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are risks related to: (1) general conditions in the economy and our industry, including those due to regulatory changes; (2) our reliance on our commercial airline customers; (3) the overall health of our aircraft production system, production quality issues, commercial airplane production rates, our ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of our aircraft to meet stringent performance and reliability standards; (4) our pending acquisition of Spirit AeroSystems Holdings, Inc. (Spirit), including the satisfaction of closing conditions in the expected timeframe or at all, (5) changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; (6) our dependence on our subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; (7) work stoppages or other labor disruptions; (8) competition within our markets; (9) our non-U.S. operations and sales to non-U.S. customers; (10) changes in accounting estimates; (11) realizing the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures, including anticipated synergies and quality improvements related to our pending acquisition of Spirit; (12) our dependence on U.S. government contracts; (13) our reliance on fixed-price contracts; (14) our reliance on cost-type contracts; (15) contracts that include in-orbit incentive payments; (16) unauthorized access to our, our customers’ and/or our suppliers’ information and systems; (17) potential business disruptions, including threats to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; (18) potential adverse developments in new or pending litigation and/or government inquiries or investigations; (19) potential environmental liabilities; (20) effects of climate change and legal, regulatory or market responses to such change; (21) credit rating agency actions and changes in our ability to obtain debt financing on commercially reasonable terms, at competitive rates and in sufficient amounts; (22) substantial pension and other postretirement benefit obligations; (23) the adequacy of our insurance coverage; and (24) customer and aircraft concentration in our customer financing portfolio.

Additional information concerning these and other factors can be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

Boeing will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement of Spirit Aerosystems Holdings, Inc. (Spirit) that also constitutes a prospectus of Boeing, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Spirit. INVESTORS AND SHAREHOLDERS OF SPIRIT AND BOEING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BOEING, SPIRIT, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Boeing or Spirit with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Boeing, including the registration statement and the proxy statement/prospectus, on Boeing’s website at www.boeing.com/investors, and may obtain free copies of documents that are filed or will be filed with the SEC by Spirit, including the proxy statement/prospectus, on Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this document.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Boeing and certain of its directors, executive officers and other employees, and Spirit and its directors and certain of Spirit’s, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Boeing’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for Boeing’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of Boeing’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023, filed with the SEC on January 31, 2024, and in Boeing’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, May 17, 2024, and July 31, 2024, as well as in Boeing’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended

December  31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5,2024. Additional information regarding ownership of Boeing’s securities by its directors and executive officers and of Spirit’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”